Media Release
Planegg/Munich, Germany, October 27, 2022

MorphoSys Presents Preliminary Results from Phase 1/2 Study of Tulmimetostat (CPI-0209) Supporting Its Potential Application in a Broad Array of Advanced Tumors

The findings, including encouraging preliminary efficacy data in various tumor types, were presented during the 34th EORTC-NCI-AACR Symposium

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced that preliminary results from the ongoing Phase 1/2 study (NCT04104776) of tulmimetostat (CPI-0209) monotherapy in heavily pretreated patients with advanced cancers showed responses or disease stabilization in five cohorts with evaluable patients. Tulmimetostat is an oral, investigational next-generation selective dual inhibitor of EZH2 and EZH1 designed to improve on first generation EZH2 inhibitors via increased potency, longer residence time on target and a longer half-life. The data were presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organisation for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI) and the American Association for Cancer Research (AACR) in Barcelona, Spain.

“These early data support further investigation into the broad therapeutic potential of tulmimetostat in heavily pretreated patients with advanced cancers,” said Charles Drescher, M.D., Gynecologic Oncologist and Medical Director for Gynecologic Cancer Research at the Swedish Cancer Institute in Seattle, Washington. “Advanced cancer patients who have progressed following prior therapies have significant treatment needs that might benefit from a targeted approach with an EZH2 inhibitor. We look forward to learning more as the trial progresses.”

At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the following cohorts: metastatic castration-resistant prostate cancer, lymphoma, BAP1-mutated mesothelioma, ARID1A-mutated ovarian clear cell carcinoma, ARID1A-mutated endometrial carcinoma and ARID1A-mutated urothelial and other metastatic solid tumors. At trial entry, 68% of patients had been treated with at least three prior lines of therapy. Patients received oral tulmimetostat 350 mg once daily.

Of the 10 evaluable patients with ovarian clear cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses, one of whom later achieved a complete response after data cutoff, and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations.
The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (AEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%) and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs.

“Tulmimetostat was designed to target both EZH2-related tumor progression and the redundant actions of EZH1 with high potency and durability, along with additional pharmacokinetic advances over prior EZH2 inhibitors, offering the potential for enhanced anti-tumor activity across numerous cancer types,” said Tim Demuth, M.D., Ph.D., MorphoSys Chief Research and Development Officer. “Preliminary data from the ongoing Phase 2 trial showing anti-tumor activity across multiple cancers support our aspiration to uncover the full potential of EZH2 inhibition. These results are an important step toward demonstrating proof of concept, as we continue investigating tulmimetostat at multiple doses to identify the optimal efficacy-safety profile.”

Also presented were updated results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP-1 mutated mesothelioma had a partial response. Another partial response was noted in ARID1A-mutated endometrial carcinoma at 375 mg. These initial results support patient selection based on ARID1A and BAP1 in the ongoing Phase 2 expansion study.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com